UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-125099

PATRIOT TRANSPORTATION HOLDING, INC.

PROFIT SHARING AND DEFERRED EARNING PLAN

(Exact name of registrant as specified in its charter)

200 W. Forsyth St., 7th Floor

Jacksonville, FL 32202

(904) 858-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earning Plan

(Title of each class of securities covered by this Form)

Common Stock of FRP Holdings, Inc., Par Value $0.10 Per Share(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [ ]

Rule 12g-4(a)(2) [ ]

Rule 12h-3(b)(1)(i) [X]

Rule 12h-3(b)(1)(ii) [ ]

Rule 15d-6 [X]

Rule 15d-22(b) [ ]

Approximate number of holders of record under the Plan as of the certification or notice date: ___(2)

(1) Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earning Plan (the “Plan”), FRP Holdings, Inc. (the “Company”) continues to file reports under Sections 13(a) or 15(d) with respect to the Company’s common stock, par value $0.10 per share (“Common Stock”).

(2) Effective October 1, 2019, the Plan terminated the option to invest contributions in the Company’s Common Stock under the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2024                                                                FRP HOLDINGS, INC.

By: s/John D. Baker III

Name: John D. Baker III

Title: Chief Financial Officer